May 3, 2021

Via E-mail

Khawar Nasim
Consulate General of Canada
466 Lexington Avenue, 20th Floor
New York, New York 10017

Re:      Province of British Columbia
         Registration Statement under Schedule B
         Filed April 9, 2021
         File No. 333-255142

         Form 18-K for Fiscal Year Ended March 31, 2020
         Filed October 14, 2020
         Amended December 22, 2020, January 29, 2021 and April 26, 2021 File No. 333-82846

Dear Mr. Nasim:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement under Schedule B

General

      1. Please update, as necessary, to include any material updates relating to the impact of
         COVID-19. We note, for example, news reports of the risks of new variants and new travel restrictions.
 Khawar Nasim
May 3, 2021


   2. To the extent possible, please update all statistics and information in the registration statement and the Form 18-K to provide the most recent data. We note your reference and incorporation by reference to data and information provided in the Form 18-K for the year ended March 31, 2019.

Where You Can Find More Information, page 3

   3. Please revise to specifically incorporate by reference the amendment to your Form 18-K filed on April 26, 2021.

Form 18-K for Fiscal Year Ended March 31, 2020

General

   4. We note reports of a $900 million lawsuit filed against you and the Insurance Corporation of British Columbia. Please tell us, with a view towards disclosure, whether contingencies for this matter are included in your budget projections, for example, in
      Exhibit 99.7 to your Form 18-K.


   5. We note news reports of environmental issues and risks related to mining, timber and fishing. If material, please include a discussion of these issues or specify whether they are an added risk to your fiscal plan.


Exhibit 99.5


   6. In your disclosure under    Labour Market    on page 47, we note your
statement that
         [w]omen and youth experienced outsized job losses, as they tend to be over-represented in some of the hardest hit service sectors. However, as of October, while the level of youth employment was still relatively low compared to February, women were closer to
      their pre-pandemic employment levels than men.    Please include a chart
that provides a
      breakdown of your labor market by age and gender.


Exhibit 99.7

   7. In your discussion of Canadian real GDP on page 94, we note your reference that underlying the labor market figures were several key factors such as declines in both full-
      and part-time work, steep job losses in high-contact services and construction, overrepresentation of youth, women, and visible minorities among the unemployed; and
      rising long-term unemployment. To the extent practicable, please include a chart that corresponds with this information. Additionally, to the extent practicable, please include a discussion or statistics for the extent that your labor market materially differs from those of Canada.
 Khawar Nasim
May 3, 2021


Closing Comment

       We remind you that you are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Corey Jennings, Special Counsel, at (202) 551-3258 or Michael Coco,
Chief, at (202) 551-3253 with any questions.

                                                           Sincerely,



                                                           Division of
Corporation Finance
                                                           Office of
International Corporate
                                                           Finance

cc:    Jason Lehner
       Shearman & Sterling LLP
       Via E-mail